FORM 8-A

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


               FIRST PHILSON FINANCIAL CORPORATION
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      (exact name of registrant as specified in its charter)

Delaware                               25-1511866
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(State of incorporation               (I.R.S. Employer
 or organization)                      Identification No.)

534 Main Street, Berlin, Pennsylvania 15530-0220
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(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

Common Stock                      American Stock Exchange
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     If this form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates;
 NA  (if applicable)
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     Securities to be registered pursuant to Section 12(g) of the
Act:

 None
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(title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. General

     The securities being registered are the Registrant's Common
Stock, par value $2.50, 10,000,000 shares authorized of which 1,742,400 are issued and outstanding. The Common Stock has no

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conversion rights, sinking fund provisions, preemptive rights or cumulative voting rights, are fully paid and non-assessable and carry no restrictions on alienability. The absence of cumulative voting rights could act to prevent minority stockholders from electing directors; and the absence of preemptive rights permits the issue of additional stock on terms that could dilute individual stockholders' interests.

Dividend Rights.

     Stockholders of the Registrant are entitled to receive dividends only if and when declared by the Board of Directors from legally available funds. Future cash dividends will depend upon general economic conditions, the consolidated earnings and the financial condition of the Registrant and its subsidiaries and other factors generally affecting dividend policies. Funds for the payment of cash dividends and expenses of Registrant are expected to be obtained from cash dividends paid by First Philson Bank, N.A. ("Bank"). The Board of Directors of the Bank may declare and pay dividends to the Registrant in amounts they judge to be prudent. However, the approval of the Comptroller of the Currency of any dividends will be required if the total of all dividends declared by the Bank in any calander year shall exceed the total of its net profits for that year combined with its retained net profits for the proceeding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock.

Voting Rights.

     Each share of Common Stock issued and outstanding has one vote for all matters to be considered by Stockholders. Except as discussed below under "Special Voting Requirements and Anti-
Takeover Effect", action may be taken by the Stockholders by a majority of the votes of the issued and outstanding stock.

Liquidation Rights.

     On liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the Registrant's Common Stock are entitled to share ratably in the assets of the Registrant subject to the claim of its creditors. The rights of the Registrant and its creditors to participate in the assets of the bank in the event of its liquidation will, of course, be subject to the prior claims of the creditors of the Bank except to the extent the Registrant itself may be a creditor with a recognized claim against the Bank.

Appraisal Rights.

     Under Delaware law, there are no appraisal rights accorded to holders of stock of any corporation involved in a merger or consolidation if the stock is registered on a national securities exchange or held of record by 2,000 or more persons, except that appraisal rights are provided to stockholders of a non-surviving constituent corporation if they are required to accept as

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consideration anything other than (1) stock of the surviving corporation or its stock and cash in lieu of fractional shares or
(2) stock registered on a national exchange or held of record by 2,000 or more persons or such stock and cash in lieu of fractional shares. At such time as the Registrant has 2,000 stockholders, the rights of appraisal may not be available to stockholders in a stock for stock transaction.

Special Voting Requirements and Anti-Takeover-Effect

     The Certificate of Incorporation and By-laws of Registrant are designed, by making it more time consuming and difficult for a substantial stockholder to gain control of the Board of Registrant without its consent, to insure some continuity in the affairs and business strategy of Registrant and to provide the Board of Directors with sufficient time to review any proposal from a substantial stockholder and appropriate alternatives thereto.
These provisions may also encourage persons wishing to acquire control of Registrant to seek the approval of the Board of Directors through negotiation prior to attempting to gain control.

     These provisions (1) classify the Board of Directors into three classes, as nearly equal in number as possible, each of which will serve for three (3) years with one class being elected each year, (2) provide that Directors may be removed, with or without cause, but only on approval of the holders of at least 80% of the combined voting power of the then outstanding shares of capital stock of Registrant entitled to vote in the election of Directors at a meeting called for such purpose and not by written consent,
(3) provide that any vacancy on the Board of Directors shall be filled only by the remaining Directors then in office, though less than a quorum, (4) require that stockholder action be taken at an annual meeting of stockholders or a special meeting, which may be called only by the Chairman of the Board, the President or a majority of the entire Board of Directors and prohibit stockholder action by written consent, (5) provide that advance notice of stockholder nominations for the election of Directors shall be given and that certain information be provided with respect to stockholder nominees in the manner provided by the By-laws of Registrant and (6) require a stockholder vote to alter, amend or repeal these provisions or related provisions to the By-laws of 80% of the shares entitled to vote, voting together as a single class. The combined holdings of directors and executive officers and the Bank's ESOP would make it impossible to get the required 80% vote without their consent. Thus, either the directors and officers as a group or the Bank ESOP could block a change even if a majority of the shareholders approved it.

     Directors are elected by the holders of a plurality of the votes cast in an election of Directors at an annual or special meeting called for such purpose. The classification of Directors will have the effect of making it more difficult to change the over-all composition of the Board of Directors. At least two stockholders' meetings, instead of one, will be required for

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stockholders to effect a change in the majority of the Board.  The
Board of Directors of Registrant believes that the longer time required to elect a majority of classified Board of Directors will help to assure the continuity and stability of its affairs and policies in the future, since the majority of the Directors at any given time will have prior experience as Directors of Registrant.

     Delaware law provides that Directors may be removed, with or without cause, by a vote of a majority of the shares entitled to vote. Delaware law also provides that unless the Certificate of Incorporation provides otherwise, Directors serving on a classified Board may be removed only for cause. The Certificate of Incorporation of Registrant provides that any Directors may be removed without or without cause but only on the affirmative vote of the holders of at least 80% of the shares entitled to vote.

     Article Sixth of the Certificate and Article II of the By-laws provide that a vacancy on the Board of Directors, including a vacancy created by an increase in the number of Directors, may be filled by a majority of the Directors then in office. Any new Director elected to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred rather than until the next annual meeting of stockholders. No decrease in the number of Directors shall shorten the terms of any incumbent. Therefore, stockholders, unless owning 80% of the shares entitled to vote and thereby in a position to amend these provisions, may not fill vacancies on the Board of Directors. In addition, holders of less than 80% of the shares entitled to vote will be prevented from removing incumbent Directors in order to gain control of a new Board and would also be prevented from obtaining control by increasing the number of Directors and filling the vacancies with their own nominees.

     Under the terms of the Delaware Corporation Law, unless provided otherwise in the Certificate of Incorporation, any action required or permitted to be taken by stockholders may be taken without a meeting and without a vote if done pursuant to a written consent having the requisite number of votes that would be necessary to authorize the action by vote at a meeting. The Articles of Incorporation and By-laws of Registrant require that stockholder action be taken at an annual or special meeting of stockholders called by officers of the company pursuant to a resolution adopted by a majority of the Board of Directors and would prohibit stockholder action by written consent. This would prevent stockholders from calling a special meeting or acting by consent unless the stockholders owned 80% of the voting stock and could amend this provision.

     The Certificate of Incorporation provides that Notice of Nomination for the election of Directors, other than by the Board or a committee thereof, must be given as provided by the By-laws. As provided therein, stockholders must deliver written notices to the Secretary not later than 90 days prior to the date one year from the immediately preceding annual meeting or, if a special

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election, the close of business on the 10th day following the date of which notice of such meeting is first given to the stockholders. Information with respect to the nominee must be set forth in the nomination including any arrangement or understanding between the stockholder and each nominee. This procedure could have the effect of precluding a contest for the election of Directors if the procedures established are not followed and may discourage or deter a third party from conducting a solicitation of proxies or otherwise attempting to elect its own slate of Directors.

     Under the Delaware Corporation Law, amendments to the Certificate of Incorporation require the approval of holders of a majority of the shares entitled to vote. The law also permits provisions of the Certificate which require a greater vote than the vote otherwise required by the law. Article Sixth of the Certificate of Registrant requires concurrence of the holders of at least 80% of the shares entitled to vote for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with Article Sixth or any provision thereof. In addition, it provides that none of the By-law amendments related to Article Sixth may be altered, amended or repealed, or any provision inconsistent therewith be adopted without the concurrence of the holders of at least 80% of the shares entitled to vote. This requirement will prevent a stockholder with a majority of the shares entitled to vote from avoiding these requirements by simply repealing them. Therefore, holders of a minority of the shares entitled to vote could block the repeal or modification of the Certificate and related By-law provisions even if the action were deemed beneficial to the holders of the majority of the shares entitled to vote.


Item 2. Exhibits (Filed with American Stock Exchange only per
Instruction II)

     Exhibit 1. Copy of Registrant's annual report on Form 10-K for the year ended December 31, 1996.

     Exhibit 2. Copies of quarterly reports on Form 10-Q for the periods ending March 31, 1997 and June 30, 1997.

     Exhibit 3. Copies of definitive Proxy Statements dated March 14, 1997 and September 22, 1997.

     Exhibit 4. Copies of Certificate of Incorporation and By-laws of the Registrant as amended to the date hereof.

     Exhibit 5. Specimen copy of common stock certificate of the Registrant.

     Exhibit 6.  Copy of the Annual Report submitted to
stockholders by the Registrant for the year ended December 31, 1996.

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     Pursuant to the Requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant) First Philson Financial Corporation
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Date         November 5, 1997
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By           /s/ Geo. W. Hay
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                George W. Hay, President